UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 19)*

                        Physician Computer Network, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   71940 K 109
                                 (CUSIP Number)

                              Jonathan Klein, Esq.
                     Gordon Altman Weitzen Shalov & Wein LLP
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 7, 1999
             (Date of Event which Requires Filing of this Statement)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                 Page 1 of  Pages



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                                  SCHEDULE 13D

CUSIP No. 71940 K 109

                         SCHEDULE 13D - AMENDMENT NO. 19


         The undersigned, Jeffry M. Picower ("Mr. Picower"), Decisions Incorporated, a Delaware corporation ("Decisions") and JA Special Limited Partnership, a Delaware limited partnership ("JA Special"), (collectively the "Registrants") amend the Schedule 13D dated December 9, 1991 (the "Initial Filing"), as amended by Amendment No. 1 to the Initial Filing dated December 26, 1991, Amendment No. 2 to the Initial Filing dated May 11, 1992, Amendment No. 3 to the Initial Filing dated November 18, 1992, Amendment No. 4 to the Initial Filing dated November 23, 1992, Amendment No. 5 to the Initial Filing dated December 9, 1992, Amendment No. 6 to the Initial Filing dated December 21, 1992, Amendment No. 7 to the Initial Filing dated February 22, 1993, Amendment No. 8 to the Initial Filing dated May 10, 1993, Amendment No. 9 to the Initial Filing dated December 31, 1993, Amendment No. 10 to the Initial Filing dated January 27, 1994, Amendment No. 11 to the Initial Filing dated January 4, 1995, Amendment No. 12 to the Initial Filing dated August 3, 1995, Amendment No. 13 to the Initial Filing dated September 18, 1995, Amendment No. 14 to the Initial Filings dated August 2, 1996, Amendment No. 15 to the Initial Filing dated January 28, 1998, Amendment No. 16 to the Initial Filing dated February 20, 1998, Amendment No. 17 to the Initial Filing dated April 1, 1998, and Amendment No. 18 to the Initial Filing dated May 1, 1998 with regard to the shares of common stock, par value $.01 per share ("Shares"), of Physician Computer Network, Inc. (the "Issuer"), a corporation organized under the laws of New Jersey as set forth below. Unless otherwise indicated, capitalized terms contained herein shall have the meanings set forth in the Initial Filing.


Item 4.           Purpose of the Transaction

                  Item 4 is hereby amended to add the following:

                  On December 7, 1999, the Issuer, VERSYSS Incorporated, PCN HP Venture Corp., Integrated Health Systems, Inc., and Wismer*Martin, Inc. (collectively, the "Sellers") entered into an Asset Purchase Agreement (the "Purchase Agreement") with Medical Manager Health Systems, Inc. ("Purchaser") and Medical Manager Corporation ("Medical Manager"). Pursuant to the Purchase Agreement, the Sellers agreed to sell substantially all of their assets to the Purchaser for a purchase price consisting of $15.5 million in cash and $37.5 million in shares of the common stock of



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                                  SCHEDULE 13D

CUSIP No. 71940 K 109


Medical Manager, subject to certain post-closing adjustments, plus the assumption of substantially all of the operating liabilities of the Sellers. In order to effectuate the transactions contemplated by the Purchase Agreement, the Sellers voluntarily filed in the United States Bankruptcy Court for the District of New Jersey (i) on December 7, 1999, their respective petitions (the "Petitions") under Chapter 11 of the U.S. Bankruptcy Code, and (ii) on December 8, 1999,a Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code (the "Plan"). As a condition to the Purchaser and Medical Manager entering into the Purchase Agreement, Mr. Picower entered into the Voting Agreement (as defined and described below)


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer

         Item 6 is hereby amended to add the following:

         On December 7, 1999, Mr. Picower entered into the Voting Agreement (the "Voting Agreement") to and for the benefit of Medical Manager and the Purchaser. Pursuant to the Voting Agreement, among other things and subject to certain conditions, Mr. Picower agreed that, in connection with any vote to be taken, consent sought or other action to be taken by the Issuer with respect to the Plan, he would vote or cause all of the capital stock of the Issuer which he beneficially owns to be voted in favor of the Plan. The Voting Agreement is attached hereto as Exhibit 1 and is incorporated herein in its entirety by reference.


Item 7.           Materials To Be Filed as Exhibits

Exhibit 1 --               Voting Agreement, dated as of December 7, 1999, by
                           Jeffry Picower, to and for the benefit of Medical
                           Manager Corporation and Medical Manager Health
                           Systems, Inc.




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                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 17, 1999



                                                  /s/ Jeffry M. Picower
                                                     Jeffry M. Picower



                                                DECISIONS INCORPORATED



                                                By:   /s/ April C. Freilich
                                                         April C. Freilich
                                                         President


                                                JA SPECIAL LIMITED PARTNERSHIP


                                                By:  Decisions Incorporated
                                                         General Partner



                                                By:   /s/ April C. Freilich
                                                         April C. Freilich
                                                         President



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                                  EXHIBIT INDEX


Exhibit 1 --               Voting Agreement, dated as of December 7, 1999, by
                           Jeffry Picower, to and for the benefit of Medical
                           Manager Corporation and Medical Manager Health
                           Systems, Inc.



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